Exhibit 99.1

BiondVax Announces

First Quarter 2016 Financial Results and Update

Ness Ziona, Israel, May 31, 2016 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing immunomodulation therapies for infectious diseases today announced its first quarter 2016 financial results ended March 31, 2016 and provided a business update. The Company’s leading product, M-001, is a universal flu vaccine.

First Quarter 2016 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to US$ is provided using the exchange rate of 3.766 as at March 31, 2016.

●	First quarter operating expenses were NIS 2.83 million ($753,000) compared with NIS 1.82 million ($483,000) in the first quarter of last year;
●	First quarter R&D expenses, net of participations, amounted to NIS 2.06 million ($548,000) compared with NIS 1.17 million ($311,000) in the first quarter of last year;
●	Cash, cash equivalents and short and long-term marketable securities at the end of the quarter were NIS 33.88 million ($8.99m) compared with NIS 37.53 million ($9.96m) as of December 31, 2015;

Recent Corporate Update

●	On March 28, 2016 BiondVax announced that its phase 2b clinical trial in Europe completed enrollment of 224 participants. The trial is being conducted in collaboration with the EU-sponsored UNISEC consortium. Results are expected towards the end of the year or early 2017;
●	On February 18, 2016 the National Authority for Technological Innovation (NATI), formerly known as the Office of the Chief Scientist, agreed to partly fund an additional project towards the ongoing development of the Company's Universal Flu Vaccine;
●	On January 27, 2016 BiondVax broadened its global IP portfolio with a new US patent grant. The patent, entitled "Multimeric Multi-Epitope Polypeptides in Improved Seasonal and Pandemic Influenza Vaccines" completed examination and is allowed for issuance as a patent. This builds on the three patent approvals received in Korea, United States and Israel at the end of 2015;
●	Zacks Investment launched equity research coverage on BiondVax.

Dr. Ron Babecoff, CEO of BiondVax commented: “In the first quarter we continued to make solid progress in our universal flu vaccine development program. I am pleased with our progress, and we remain on target to achieve our goals.”

About BiondVax

BiondVax is a biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. For more information, please visit www.biondvax.com.

Contact Details

BiondVax Joshua Phillipson Business Development Manager +972 8 930 2529 j.phillipson@biondvax.com	Investor Relations Kenny Green, Partner GK Investor Relations +1 646 201 9246 kenny@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the contemplated Phase 2 & 3 trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resources and the ability to raise capital when needed. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports and other documents filed with the Securities and Exchange Commission, including our annual report for the year ended December 31, 2015 on Form 20-F filed with the Securities and Exchange Commission on April 27, 2016. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

** Tables to Follow **

BALANCE SHEETS

In thousands, except per share data				Convenience
				translation
				(**)
	December 31,	March 31,		March 31,
	2015	2015	2016	2016
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	33,470	7,397	29,817	7,917
Marketable securities	2,016	2,016	2,016	535
Other receivables	1,442	1,005	2,282	606

	36,928	10,418	34,115	9,058
LONG-TERM ASSETS:
Marketable securities	2,048	2,049	2,049	544
Property, plant and equipment	2,044	2,480	1,903	505
Other long term assets	287	1,423	290	77

	4,379	5,952	4,242	1,126

	41,307	16,370	38,357	10,184
CURRENT LIABILITIES:
Trade payables	931	774	836	222
Other payables	768	860	735	195

	1,699	1,634	1,571	417
LONG-TERM LIABILITIES:
Options	5,994	-	4,540	1,205
Severance pay liability, net	69	64	71	19

	6,063	64	4,611	1,224

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of March 31, 2016, 2015 (unaudited) and December 31, 2015; Issued and Outstanding: 135,097,367, 54,297,367 and 135,097,367 shares respectively	*) -	*) -	*) -	*) -
Share premium	110,679	83,467	111,083	29,496
Options	2,536	2,536	2,536	673
Other comprehensive income	12	16	14	4
Accumulated deficit	(79,682)	(71,347)	(81,458)	(21,630)

	33,545	14,672	32,175	8,543

	41,307	16,370	38,357	10,184

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except per share data				Convenience
				translation
				(**)
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2015	2015	2016	2016
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars

Operating expenses:
Research and development, net of participations	7,906	1,172	2,063	548
Marketing, general and administrative	3,397	650	771	205

Total operating expenses	11,303	1,822	2,834	753

Operating loss	(11,303)	(1,822)	(2,834)	(753)

Financial income	1,128	5	1,481	393
Financial expense	(24)	(47)	(423)	(112)

Net loss	(10,199)	(1,864)	(1,776)	(472)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	(5)	(1)	2	1

Total comprehensive loss (income)	(10,204)	(1,865)	(1,774)	(471)

Basic and Diluted net loss (gain) per share (NIS)	(0.10)	(0.03)	(0.01)	(0.003)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	105,522,642	54,297,367	135,097,367	135,097,367

*)	Represents an amount lower than NIS 1.

**)	The financial statements as of March 31, 2016 and for the three months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 = NIS 3.766). The translation was made solely for the convenience of the reader.

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